EXHIBIT 99.1

Brookfield Renewable to Issue CDN$425 Million of Green Bonds

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD, News, Aug. 11, 2020 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that it has agreed to issue CDN$425 million aggregate principal amount of medium-term notes, Series 14, due August 13, 2050, which will bear interest at a rate of 3.33% per annum, payable semi-annually (the “Notes”). Brookfield Renewable Partners ULC (“Finco”), a subsidiary of Brookfield Renewable, will be the issuer of the Notes, which will be fully and unconditionally guaranteed by Brookfield Renewable and certain of its key holding subsidiaries.

“We are pleased to announce the issuance of our fifth corporate-level green bond offering, which brings our total green issuances to date to over $3 billion and further strengthens our position as a leading issuer of sustainable capital,” said Sachin Shah, Chief Executive Officer of Brookfield Renewable. “The issuance meaningfully extends the duration of our corporate debt profile while reducing our cost of borrowing and reflects the high-quality nature of our renewable power portfolio.”

The Notes will be issued pursuant to a base shelf prospectus dated July 17, 2019 and a related prospectus supplement and pricing supplement to be dated August 11, 2020. The issue is expected to close on or about August 13, 2020 subject to customary closing conditions.

The Notes will represent Brookfield Renewable’s fifth corporate-level green bond offering in Canada. Brookfield Renewable intends to use the net proceeds from the sale of the Notes to repay indebtedness incurred by Brookfield Renewable to fund Eligible Investments (as defined in Brookfield Renewable’s Green Bond and Preferred Securities Framework dated February 2020), including the early redemption of the 4.79% medium term notes issued by Finco due February 7, 2022. The Green Bond and Preferred Securities Framework is available on Brookfield Renewable’s website and described in the prospectus supplement in respect of the offering.

The Notes have been rated BBB+ by Standard & Poor's Rating Services and BBB (high) with a stable trend by DBRS Limited.

The Notes are being offered through a syndicate of agents led by CIBC Capital Markets, BMO Capital Markets and RBC Capital Markets and including National Bank Financial Markets, Scotiabank, HSBC, TD Securities, Mizuho Securities, MUFG, SMBC Nikko and Industrial Alliance Securities Inc.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 19,000 megawatts of installed capacity and an 18,000 megawatt development pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com and www.bep.brookfield.com/bepc. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $525 billion of assets under management.

Contact information:

Media:	Investors:
Claire Holland	Cara Silverman
Senior Vice President – Communications	Manager - Investor Relations
(416) 369-8236	(416) 649-8172
claire.holland@brookfield.com	cara.silverman@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expect” and “intend”, or variations of such words and phrases. Forward-looking statements in this news release include statements regarding the closing, the terms and the use of proceeds of the offering of Notes. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.